Exhibit 5

MILLER & MARTIN LLP

Suite 1000 Volunteer Building

832 Georgia Avenue

Chattanooga, TN 37402-2289

June 5, 2003

Next, Inc.

7625 Hamilton Park Drive

Suite 12

Chattanooga, TN 37421

Re:	Form S-8 Registration Statement of Next, Inc.; Registration of 2,500,000 Shares of

Common Stock under the Consulting Agreement for Financial Services

Ladies and Gentlemen:

We have acted as counsel to Next, Inc. (the “Company”) in connection with the execution and filing of the Company’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission (the “Registration Statement”), providing for the registration of 2,500,000 shares of Common Stock of the Company (the “Shares”) issuable by the Company in connection with the Company’s Consulting Agreement for Financial Services (the “Agreement”). We are rendering this opinion to you pursuant to Item 601(b)(5) of Regulation S-K.

In furnishing this opinion, we have examined such corporate and other records as we have deemed necessary or appropriate to provide a basis for the opinion set forth below. This opinion is given as of the date hereof and is based upon facts and conditions presently known and laws and regulations presently in effect.

On the basis of the foregoing, we are of the opinion that the Shares, when issued in accordance with the Agreement, will be legally issued, fully paid and nonassessable shares of Common Stock of the Company.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/S/    MILLER & MARTIN LLP